Exhibit 99.1

Nano Dimension Announces Zivi Nedivi Appointed as New President

Yoav Stern will be CEO & Chairman of the Board

Sunrise, Florida, April 07, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano”, Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that Zivi Nedivi has been appointed president of Nano Dimension. As previously announced, Yoav Stern, the CEO of Nano Dimension, will be appointed as the Chairman of the Board, subject to shareholders approval at an upcoming meeting.

Mr. Nedivi has been the CEO of several technology companies, including Cyalume Technologies Inc., a world leader in chemical-lighting solutions that manufactures chemiluminescent ammunition and infra-red devices used by U.S. and NATO military forces as well as law enforcement agencies. He was also the COO of Lumenis Ltd., a world-leading developer of innovative energy-based technologies, where he was directly responsible for 1,000 employees on 5 continents. From 1990-2005, he was the CEO of Kellstrom Industries, Inc., a supply chain and advanced data management company. While CEO of Kellstrom, he grew the company from $8M to $330M over a 5-year period including nine acquisitions. A graduate of the Israel Air Force Academy, he was a F-15 fighter Pilot for seven years and held the rank of major. He is an international businessman with a global network of contacts at innovative companies across the globe.

Mr. Nedivi commented, “Over the last few months I have looked at Nano Dimension’s technology closely as well as analyzed its competitive landscape. Nano has a unique opportunity to change the way entire industries create and produce high performance electrical parts (Hi-PEDs™). Nano’s customer base is already impressive, and we are still in the first inning of the proverbial nine-inning ball game. I am thrilled to join the Nano Dimension team.  I look forward to leveraging my expertise and global network to drive our sales and marketing efforts.”

Yoav Stern, CEO of Nano Dimension, stated: “I am very excited to appoint Mr. Nedivi as our new President. He has extensive global experience in leading and growing innovative technology companies with significant expertise in mergers and acquisitions. The work he did growing Kellstrom Industries as well as turning around Lumenis Ltd. Medical& Esthetic Laser business are just a few of the many reasons I have recommended to our board of directors to approve him to become president of Nano Dimension. We are extremely well-positioned for growth with a war chest of close to $1.5 billion in cash and a technology that is far advanced over our competitors. Mr. Nedivi is the right man for the job and joining our team at the perfect time.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its potential growth, sufficiency of its cash and the opportunity of its technology to change the way entire industries create and produce high performance Hi-PEDs™. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)